Exhibit 99.1

PRESS RELEASE

Company:	National Bancshares Corporation
		OTC Bulletin Board - NBOH
Contact: 	Mark R. Witmer, President and CEO
Address:	112 West Market Street
		Orrville, Ohio  44667
Phone:		330.682.1010
Fax:		330.682.4644

For Immediate Release: February 22, 2013

National Bancshares Corporation Announces 2012 Net Income of $2,811,000

Orrville, Ohio ~ National Bancshares Corporation, the holding company for First National Bank, reported net income of $2,811,000 for the year ended December 31, 2012, an increase of $199,000 or 7.6% from $2,612,000 in 2011.
Earnings per share were $1.27 for 2012 compared to $1.18 for 2011. Net income for the three months ended December 31, 2012 was $937,000 compared to $774,000 for the same period in 2011. For the fourth quarter, basic and diluted earnings per share were $0.42 compared to $0.35 for the fourth quarter of 2011.

Full-Year 2012 Business Highlights:

~ Net interest income for the year increased $864,000 to $14,227,000, an increase of 6.5% compared to $13,363,000 for the same period in 2011, the highest level of net interest income in the Bank`s history.

~ Mortgage banking activities were $560,000 in 2012, an increase of 118.8% compared to $256,000 in 2011.

~ Total loans increased $51.8 million or 23.9% from $217.1 million as of December 31, 2011 to $268.9 million as of December 31, 2012. The loan to asset ratio increased from 53% as of December 31, 2011 to 61% as of December 31, 2012.

~ Loans secured by farmland and agricultural production loans were $35.3 million as of December 31, 2012, an increase of $19.9 million, or 130.1% since year end 2011.

~ One-to-four family loans increased from $56.9 million at December 31, 2011 to $70.3 million at December 31, 2012.

~ Total deposits increased $26.4 million or 7.7% from $340.7 million as of December 31, 2011 to $367.1 million as of December 31, 2012.

~ Shareholder`s equity increased $2.6 million or 6.0% to $45.3 million as of December 31, 2012.



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

Full-Year 2012 Financial Summary:

Net interest income for 2012 was $14,227,000, an increase of 6.5% from $13,363,000 for 2011. Net interest income was positively impacted by the growth in average balances of loans and lower-cost deposits, partially offset by a decline in the yield on earning assets.

The provision for loan losses increased $774,000 from $600,000 in 2011 to $1,374,000 in 2012. The increase in the provision for loan losses is primarily related to changes in the collateral valuations based on information obtained in 2012 for two commercial real estate loan relationships.

Noninterest income for 2012 decreased $135,000 or 4.5%, from $3,032,000 in 2011 to $2,897,000 in 2012. Mortgage banking activities were $560,000 in 2012, compared to $256,000 in 2011. Noninterest income in 2011 included $171,000 of gains recorded on the sale of the guaranteed portion of six Small Business Administration (SBA) loans and $214,000 of gains recorded on the sale of securities. No SBA loans or securities were sold in 2012. In 2011, $121,000 of income from the death benefit of an insurance policy was recorded.

Noninterest expense for 2012 was $12,388,000, a decrease of 2.8% from $12,739,000 in 2011, due primarily to a decrease of $205,000 in professional and consulting expense, primarily related to a reduction of legal expenses and a reduction in the use of outside information technology consultants. Amortization of intangibles and Directors pension expense also decreased in 2012. These declines were partially offset by a $139,000 increase in salaries and employee benefits.

December 31, 2012 Financial Condition:

Total assets increased 8.6% to $440.8 million as of December 31, 2012, from $406.1 million at December 31, 2011. Securities available for sale totaled $121.7 million as of December 31, 2012, compared to $150.2 million at December 31, 2011. Loans, net of allowance for loan losses increased
$51.6 million to $265.5 million as of December 31, 2012, compared to $214.0 million at December 31, 2011. Deposits increased 7.7% to $367.1 million as of December 31, 2012, compared to $340.7 million at December 31, 2011. Shareholders` equity increased 6.0% to $45.3 million at the end of 2012, from $42.7 million at the end of 2011. Accumulated other comprehensive income increased to $3.9 million as of December 31, 2012, compared to $3.6 million as of December 31, 2011. The change in accumulated other comprehensive income was a result of an increase in unrealized gains on securities available for sale, net of tax.

The allowance for loan losses increased from $3,163,000 as of December 31, 2011 to $3,400,000 at December 31, 2012, or changed from 1.46% of total loans at year-end 2011 to 1.26% at December 31, 2012. Net charge-offs increased from $22,000 in 2011 to $1,137,000 in 2012. The provision for loan losses for 2012 was $1,374,000, compared to $600,000 in 2011. The increase in the allowance for loan losses in 2012 was primarily related to the increase in loans.


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Total nonperforming loans decreased from $4.0 million as of December
31, 2011 to $1.2 million at December 31, 2012. Non-performing loans consist of loans placed on non-accrual status and loans past due over 90 days and still accruing interest. Loans past due between 30 and 90 days and still accruing decreased to $339 thousand at December 31, 2012 from $634 thousand as of December 31, 2011. In 2012, total classified loans decreased from $12.1 million to $8.7 million. Management believes the allowance for loan losses is adequate as of December 31, 2012.

Fourth-Quarter 2012 Financial Summary:

Net interest income for the quarter ended December 31, 2012 was $3,678,000, an increase of 6.4% from $3,457,000 for the same period in 2011.

Noninterest income for the three month period ended December 31, 2012 decreased 4.4%, from $862,000 in 2011 to $824,000 in 2012. Mortgage banking activities increased from $111,000 during the quarter ended December
31, 2011 to $236,000 during the same period in 2012. In 2011, $121,000 of income from the death benefit of an insurance policy was recorded in other noninterest income.

Noninterest expense for the quarter ended December 31, 2012 was $3,282,000, a decrease of 0.2% from $3,289,000 in 2011. Salaries and benefits expenses was $1,656,000 for the quarter ended December 31, 2012, an increase of $101,000 compared to the same period in 2011. Directors pension expense was $28,000 for the period ended December 31, 2012, a decrease of $106,000 compared to the quarter ended December 31, 2011.

National Bancshares Corporation`s subsidiary, First National Bank, is headquartered in Orrville, Ohio with fourteen banking offices in Orrville, Massillon, Wooster, Apple Creek, Dalton, Fairlawn, Kidron, Lodi, Mt. Eaton, Seville and Smithville.

Forward-Looking Statements ~ This press release contains forward-looking statements as referenced in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to many risks and uncertainties. Actual results could differ materially from those indicated by the forward-looking statements. These include factors such as changes in the regulatory environment, changes in business conditions and inflation, risks associated with credit quality and other factors discussed in the Company`s filings with the U.S. Securities and Exchange Commission, including its Annual Report on Form 10-K for the year ended December
31, 2011. The Company assumes no obligation to update any forward-looking statement.

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
Selected Consolidated Financial Data (Unaudited)

Balance Sheet Data:
(dollars in thousands)
                                 Dec 31,   Sep 30,   Jun 30,   Mar 31,   Dec 31,
                                 2012      2012      2012      2012      2011
Cash and cash equivalents        $ 27,624  $ 36,833  $ 31,937  $ 23,125  $ 15,213
Securities available for sale     121,650   131,450   131,957   145,930   150,175
Loans, net                        265,539   255,448   239,924   222,346   213,952
Deposits                          367,069   382,679   370,743   352,408   340,664
Repurchase agreements              18,633    12,627     9,417     9,816    10,168
Shareholders' equity               45,321    44,950    43,740    43,156    42,745
Total assets                      440,834   450,051   436,154   417,731   406,086


Income Statement Data:
(dollars in thousands, except per
  share data)                                    Twelve months ended
                                                 Dec 31,      Dec 31,
                                                 2012         2011          Change
Interest income                                  $  15,989    $  15,413       3.7 %
Interest expense                                     1,762        2,050     (14.0)%
Net interest income                                 14,227       13,363       6.5 %
Provision for loan losses                            1,374          600     129.0 %
Net interest income after provision for
  loan losses                                       12,853       12,763       0.7 %
Noninterest income                                   2,897        3,032      (4.5)%
Noninterest expense:
Salaries and employee benefits                       6,164        6,025       2.3 %
Data processing                                      1,191        1,160       2.7 %
Net occupancy                                        1,403        1,480      (5.2)%
Professional and consulting fees                       432          637     (32.2)%
Other                                                3,198        3,437      (7.0)%
Total noninterest expense                           12,388       12,739      (2.8)%
Income before income taxes                           3,362        3,056      10.0 %
Income tax expense                                     551          444      24.1 %
Net income                                       $   2,811    $   2,612       7.6 %
Earnings per share, basic and diluted            $    1.27    $    1.18       7.6 %
Weighted average shares outstanding, basic       2,217,690    2,211,508
Weighted average shares outstanding, diluted     2,220,047    2,211,508

Income Statement Data:
(dollars in thousands, except per
  share data)                                    Three months ended
                                                 Dec 31,      Dec 31,
                                                 2012         2011          Change
Interest income                                  $   4,097    $   3,926       4.4 %
Interest expense                                       419          469     (10.7)%
Net interest income                                  3,678        3,457       6.4 %
Provision for loan losses                               35          153     (77.1)%
Net interest income after provision for
  loan losses                                        3,643        3,304      10.3 %
Noninterest income                                     824          862      (4.4)%
Noninterest expense:
Salaries and employee benefits                       1,656        1,555       6.5 %
Data processing                                        302          295       2.4 %
Net occupancy                                          353          367      (3.8)%
Professional and consulting fees                       135          140      (3.6)%
Other                                                  836          932     (10.3)%
Total noninterest expense                            3,282        3,289      (0.2)%
Income before income taxes                           1,185          877      35.1 %
Income tax expense                                     248          103     140.8 %
Net income                                       $     937    $     774      21.1 %
Earnings per share, basic and diluted            $    0.42    $    0.35      20.0 %
Weighted average shares outstanding, basic       2,219,166    2,213,269
Weighted average shares outstanding, diluted     2,220,640    2,213,269

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
Quarterly Earnings Summary (Unaudited)
Previous Eight Quarters:
(dollars in thousands, except per
  share data)
                                              Dec          Sep          Jun          Mar
                                              2012         2012         2012         2012
Interest income                               $   4,097    $   4,108    $   3,934    $   3,850
Interest expense                                    419          439          451          453
Net interest income                               3,678        3,669        3,483        3,397
Provision for loan losses                            35          209          981          149
Net interest income after provision for
  loan losses                                     3,643        3,460        2,502        3,248
Noninterest income                                  824          714          723          636
Noninterest expense                               3,282        3,093        2,967        3,046
Income (loss) before income taxes                 1,185        1,081          258          838
Income tax expense (benefit)                        248          224          (59)         138
Net income                                    $     937    $     857    $     317    $     700
Earnings per share:
Basic and diluted                             $    0.42    $    0.39    $    0.14    $    0.32
Cash dividends per share                      $    0.08    $    0.08    $    0.08    $    0.08
Weighted average shares outstanding, basic    2,219,166    2,218,445    2,216,562    2,216,526
Weighted average shares outstanding, diluted  2,220,640    2,220,891    2,219,953    2,218,692

                                              Dec          Sep          Jun          Mar
                                              2011         2011         2011         2011
Interest income                               $   3,926    $   3,920    $   3,892    $   3,675
Interest expense                                    469          481          522          578
Net interest income                               3,457        3,439        3,370        3,097
Provision for loan losses                           153          150          150          147
Net interest income after provision for
  loan losses                                     3,304        3,289        3,220        2,950
Noninterest income                                  862          817          621          732
Noninterest expense                               3,289        3,156        3,148        3,146
Income (loss) before income taxes                   877          950          693          536
Income tax expense (benefit)                        103          188          104           49
Net income                                    $     774    $     762    $     589    $     487
Earnings per share:
Basic and diluted                             $    0.35    $    0.34    $    0.27    $    0.22
Cash dividends per share                      $    0.08    $    0.08    $    0.08    $    0.08
Weighted average shares outstanding, basic    2,213,269    2,213,269    2,209,717    2,209,717
Weighted average shares outstanding, diluted  2,213,269    2,213,269    2,209,717    2,209,717

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